Exhibit 10.5

PROMISSORY NOTE

$3,650.00

March 4, 2011

FOR VALUE RECEIVED, the undersigned promises to pay to the order of Lorikeet, Inc., the sum of Three Thousand Six Hundred-fifty and No/100 Dollars ($3,650.00), together with interest on the unpaid principal balance at a rate per annum equal to eight percent (8%).

Interest on this Note shall accrue on the outstanding principal balance of this Promissory Note from the date hereof. The outstanding principal amount of this Note and all accrued but unpaid interest shall be payable in full on demand.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.

Maker: Jolley Marketing, Inc.

/s/ Steven L. White

By: Steven L. White, President